Exhibit 16(a)(1)(v)

CANANDAIGUA NATIONAL CORPORATION

Offer to Purchase for Cash

All Shares of its Common Stock

Held by Holders of 99 or Fewer Shares

THIS OFFER WILL EXPIRE AT 5:00 P.M., EASTERN TIME,

ON AUGUST 12, 2013, UNLESS EXTENDED OR EARLIER TERMINATED.

July 1, 2013

To Our Clients:

Enclosed for your consideration is an Offer to Purchase, dated July 1, 2013 (the white document in your package), and the related Letter of Transmittal (the blue document in your package), which together constitute the “Offer,” in connection with the offer by Canandaigua National Corporation (“Canandaigua National Corporation”), to purchase shares of its common stock, par value $5.00 per share (the “Shares”), held by holders of 99 or fewer Shares at a purchase price of $161.00 per Share, upon the terms and conditions set forth in the Offer. Canandaigua National Corporation is offering in addition to the $161.00 per share price, a $50.00 bonus to each eligible shareholder whose Letter of Transmittal and stock certificates or other documents are received prior to the expiration date of August 12, 2013.

We are the owner of record of Shares held for your account. Therefore, we are the only ones who can tender your Shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to tender Shares we hold for your account.

Please instruct us as to whether you wish us to tender the Shares we hold for your account on the terms and subject to the conditions of the Offer.

We call your attention to the following:

1. Only those stockholders owning 99 or fewer Shares are eligible to participate in this Offer.

2. If you decide to accept the Offer, you must tender all of the Shares that you own, either in your name or beneficially. Partial tenders will not be accepted.

3. Canandaigua National Corporation intends to deregister its common stock with the Securities and Exchange Commission and become a private company if, after the completion of the Offer, it has fewer than 1,200 stockholders of record.

4. The Offer will expire at 5:00 p.m., Eastern Time, on August 12, 2013.

5. You may withdraw tendered shares at any time prior to the expiration date, August 12, 2013.

If you wish to have us tender your Shares, please so instruct us by completing, executing and returning to us the instruction form set forth below. An envelope to return your instruction form to us is enclosed.

YOUR INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION DATE OF THE OFFER. THE OFFER EXPIRES AT 5:00 P.M., EASTERN TIME, ON AUGUST 12, 2013.

The Offer is being made to all holders of 99 or fewer Shares. Canandaigua National Corporation is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If Canandaigua National Corporation becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, Canandaigua National Corporation will make a good faith effort to comply with the law. If, after a good faith effort, Canandaigua National Corporation cannot comply with the law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in that jurisdiction.

IF YOU HOLD MORE THAN 99 SHARES OF CANANDAIGUA NATIONAL CORPORATION COMMON STOCK, YOU MAY NOT PARTICIPATE IN THE OFFER.